Exhibit 99.2

BioNTech SE, Mainz
ordinary Annual General Meeting on 16/05/2025

Voting results - Overview

		Valid votes cast		Yes votes		No votes		Item
		Shares	% of capital stock	Shares	%	Shares	%	
Item 2	Resolution on the appropriation of the balance sheet profit for the 2024 financial year	236,723,942	95.24 %	236,705,725	99.99 %	18,217	0.01 %	adopted
Item 3	Resolution on the approval of the actions of the Management Board	192,567,348	77.48 %	192,391,103	99.91 %	176,245	0.09 %	adopted
Item 4	Resolution on the approval of the actions of the Supervisory Board	234,724,994	94.44 %	233,705,373	99.57 %	1,019,621	0.43 %	adopted
Item 5.1	Resolution on the appointment of the auditor and the Group auditor for the 2025 financial year and the auditor for any audit or review of interim reports; election of the auditor for sustainability reporting for the 2025 financial year - here: Resolution on the appointment of the auditor and the Group auditor for the 2025 financial year and the auditor for any audit or review of interim reports	236,679,086	95.22 %	236,231,202	99.81 %	447,884	0.19 %	adopted
Item 5.2	Resolution on the appointment of the auditor and the Group auditor for the 2025 financial year and the auditor for any audit or review of interim reports; election of the auditor for sustainability reporting for the 2025 financial year - here: election of the auditor for sustainability reporting for the 2025 financial year	236,679,377	95.22 %	236,362,841	99.87 %	316,536	0.13 %	adopted
Item 6	Resolution on the approval of the Compensation Report	236,712,646	95.24 %	223,001,909	94.21 %	13,710,737	5.79 %	adopted
Item 7	Resolution on the cancellation of the existing Authorized Capital 2021 and the creation of new Authorized Capital 2025 with the possibility of excluding subscription rights and corresponding amendment to the Articles of Association	236,705,833	95.23 %	230,725,069	97.47 %	5,980,764	2.53 %	adopted

Note: Percentages rounded to 2 decimal places

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